SEC FILE NUMBER 23346

CUSIP NUMBER 26861V 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EMAK Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable

6330 San Vicente Blvd.

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90048

City, State and Zip Code

form12b25

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of finalizing its Form 10-Q for the quarterly period ended June 30, 2006. The Company is currently reviewing the accounting for the March 2004 transaction pursuant to which Crown EMAK Partners LLC, the holder of the company’s preferred stock, exchanged preferred stock warrants for common stock warrants. While a potential adjustment may possibly result from this review, there would be no impact to reported net income or cash flows.  In addition, any adjustment would have no impact on the Company’s operating results for the three and six month periods ended June 30, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Teresa L. Tormey	(323)	932-4346
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On August 3, 2006, the Company announced its financial results for its fiscal quarter ended June 30, 2006. A copy of the press release announcing such financial results was furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 8, 2006. The Company anticipates that its financial results for the fiscal quarter ended June 30, 2006 will be as set forth in such press release. As previously announced, the Company reported a net loss for the fiscal quarter ended June 30, 2006 of $644,000, or $0.11 per diluted share, on revenue of $40.1 million, compared with net income in the same period of the previous year of $724,000, or $0.06 per diluted share, on revenue of $58.1 million. The Company's revenues declined primarily because of an anticipated decline in unit volumes for its largest client.

EMAK Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2006	By:	/s/ Teresa L. Tormey
Chief Administrative Officer & General Counsel

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